EXHIBIT 99.1

Contract No. YX

Beijing House Lease Contract

Special notice: In order to protect your interests, please go through the delivery procedures of various payments at the contracted place designated by our company. When you make any payment, be sure to ask the company’s handling staff to provide a receipt or invoice with the company’s seal or financial seal. You have the right to refuse the manager of the company to collect any amount by issuing a “white note”. Otherwise, the company is not responsible.

Party A(Lessor):	Wang Yong, Wang Tao,

Party B(Lessee):	Beijing Infobird Software Co. Ltd

Beijing House Lease Contract

Lessor(Party A):	Wang Yong	ID No. :	110103197210290934

Agent ：		ID No. :

Tel. :	13501111806	Address:

Lessee(Party B):	Beijing Infobird Software Co. Ltd	ID No. :	911101086003780319

Agent ：	Sun Fang Hui	ID No. :

Tel.:	13011199566	Address:

According to the “Contract Law of the People’s Republic of China” and relevant laws and regulations, both parties A and B signed this contract for Party A to rent the house to Party B for use, in order to clarify the relationship between the rights and obligations of the two parties, on the basis of equality and voluntariness through friendly consultation between the two parties.

1. Basic situation and purpose of the house:

1.1 Party A agrees to lease the house located in Room 12A06, Block A, Building 2, No. 1 Courtyard, Lize Zhongyi Road, Chaoyang District, Beijing, China to Party B in its current state.

1.2 The construction area of the leased area is 210 square meters (based on the construction area recorded in the real estate certificate), and the leased area is used for office purposes.

2. Rent-free period (including decoration period):

The rent-free period is 0 days, starting from year month day to year month day . Party B is free of rent during the rent-free period, but Party B shall bear the related expenses such as utilities.

3. Lease term

3.1 The lease period is from April 1, 2022 to March 31, 2023 , and the lease period is 1 years.

3.2 At the end of the lease period, Party A has the right to recover all the rented houses. Party B shall keep the house equipment and the auxiliary equipment at the time of delivery of the house intact and return it to Party A.

3.3 After the lease term expires, if Party B needs to renew the lease, it should submit a written application to Party A 30 days before the expiry of the lease term of the contract. After the written consent of Party A, both parties will discuss the renewal of the lease separately, otherwise it will be deemed that Party B will not renew rent. From then on, Party B shall cooperate with the agents, tenants and other personnel introduced by Party A to enter the property (Party A shall make an appointment with Party B in advance if necessary).

4. Rent (deposit) payment method:

4.1 Rent: The monthly rent is ___35131.25_ yuan. The rent includes the property fee and heating fee. The tax on the invoice for the rent is borne by Party B.

4.2 The rent is remitted directly from Party B to the bank account designated by Party A.

Bank: China CITIC Bank Zhushikou Sub-branch Account Name: Wang Yong

Account No.: 6217680702590915

If there is any change in the above account, the written notice of Party A shall prevail.

4.3 The rent is paid every two months, and the next period of rent is paid seven days before the rent month.

4.4 The deposit is 70262.5 yuan. This deposit has been paid.

5. Other fee

5.1 Telephone: During the contract period, Party B shall install the telephone by itself, and the installation fee and telephone fee shall be charged by the telecommunications bureau, and Party B shall pay the order.

5.2 Other fee: During the lease period (including the rent-free period), the related costs (utilities, broadband, parking, etc.) arising from the use of this house will be borne by Party B, and will be delivered on time according to the payment notice provided by the property management agency. Party B shall pay the unpaid late fees.

6. Party A’s rights and obligations

6.1 Party A will deliver the house to Party B for use before the lease date specified in the contract.

6.2 Party A provides Party B with the property registration procedures and related property right certification documents for the normal use of the leased area to ensure that it is true and effective and assists Party B to handle industrial and commercial registration.

6.3 If the main structure, floor, pipeline and other fixtures and equipment of the property are damaged not due to the responsibility of Party B or a third party associated with Party B, Party A shall bear the corresponding repair responsibility and promptly notify the property management company to arrange repair work.

6.4 During the lease period, Party A has the right to enter Party B’s leased area to inspect and repair public facilities. When Party A exercises this right, Party A should notify Party B in advance, except for emergency situations; Party A is not responsible for the renovation, improvement and additional equipment and facilities of Party B.

6.5 Party A shall cooperate when Party A performs maintenance on the building facilities.

6.6 After the termination of this contract, Party B shall move his items out of the house in a timely manner; if he does not move within the time limit, Party B shall be deemed to give up the ownership of the items and Party A shall have the right to dispose of it himself.

6.7 Party A has the right to grant agents to exercise the legal rights and obligations of Party A. When signing this contract, Party A or the agent should present the relevant legal certificate of the house and their respective identity certificates, and ensure that they are the legal owner of the house and have a legal status.

6.8 After the lease term expires, Party A and Party B shall jointly count the indoor equipment and facilities. If the equipment and facilities are good, and Party B has settled all the expenses incurred during the use of the house (such as water and electricity, broadband, telephone charges, parking fees, etc.) and within five days after the registered address is moved out, Party A shall deposit the full amount Interest-free refund to Party B.

7. Party B’s rights and obligations

7.1 Party B has the right to use the house after paying the deposit and rent on time according to the terms of this contract.

7.2 Party B shall be responsible for the decoration costs and coordination in the leased area.

7.3 Party B’s decoration of the leased area shall comply with the relevant national laws, regulations and industry specifications, and provide Party A with the interior decoration design and construction drawings in advance. Party B shall bear all costs arising therefrom.

7.4 In the process of decoration and use, Party B shall first obtain the consent of Party A for any changes, changes or adjustments to the main structure and installation of the leased area. Except normal wear and tear.

7.5 Party B submits the decoration plan to the property management agency of Party A before the decoration project starts, and construction can only be carried out after approval.

7.6 Party B shall pay the house rent and various expenses incurred by the house on time.

7.7 Party B guarantees the legality of its business activities in the leased area; it shall not store prohibited items, flammable, explosive items and dangerous goods; if Party B violates, Party B shall bear the relevant responsibilities arising therefrom.

7.8 Party B shall not sublet its leased area to a third party or lend the house or claim to co-operate with the third party during the lease period.

7.9 During the lease period, Party B shall abide by the property management regulations formulated by the property management agency.

7.10 After the lease term expires, if Party B does not violate the provisions of this contract during the lease term, Party B enjoys the priority right to lease. During the lease period, if Party A transfers the ownership of the rented house to a third party, Party B must be notified in advance. Under the same conditions, Party B has the right to purchase first, and the buyer must accept this lease until the end of this lease.

7.11 Party B should pay attention to waterproofing and fire prevention. If flood or fire is caused by Party B’s fault, Party B shall bear relevant civil liability, criminal liability and relevant economic compensation.

7.12 When Party B no longer renews the lease after the expiration of the contract, the interior decoration and other equipment originally funded by Party B, except for the special operating equipment and office supplies, the rest of the overall decoration (including but not limited to doors and windows, plumbing, air conditioning, lighting, outdoor attachments and fixed objects such as fire protection, communication lines, partition walls, etc.) shall not be disassembled and damaged (Unless otherwise agreed by Party B, the outdoor host of the air conditioner, indoor hook-up, TV set and other agreements). After the lease expires, Party B shall accompany Party A to check and accept the above situation of the property, and deliver to each party room keys, door keys (or access code, user manual), access control card, air conditioner remote control, distribution box key, electricity fee cards and other objects.

8. Liability for breach of contract and termination of contract

8.1 If Party A has any of the following behaviors, Party B has the right to unilaterally terminate this contract without paying any compensation:

8.1.1 Party A cannot provide the property right certificate of this house or the property right certificate provided is inconsistent with the actual property owner.

8.1.2 Party A has not fulfilled its obligation to repair the house, which affects the use of Party B.

8.1.3 Party A is unable to enjoy property services, including property value-added services, such as normal use of water, electricity, gas, and heating due to reasons including but not limited to property arrears and heating fees. Party B cannot use it due to the house is sealed up or auctioned by the relevant organization.

8.1.4 If the contract cannot continue to be performed due to the reasons of Party A, on the premise that Party B settles all costs incurred during the use of the house, the rent paid by Party B is settled on a daily basis, and Party A shall refund the payment that Party B has paid but has not used rent and deposit, and compensate Party B for a penalty of 2 months’ rent.

8.2 If Party B has any of the following behaviors, Party A has the right to unilaterally terminate the contract without refunding the deposit paid by Party B.

8.2.1 Without the written consent of Party A, Party B sublet or claim to co-operate with a third party. During the contract period, Party B has accumulated arrears of rent for more than fifteen days or failed to pay the cumulative amount of various fees agreed in this contract more than ten days.

8.2.2 Without the written consent of Party A, Party B dismantles or alters the internal and external structure of the house without authorization, damages the equipment and facilities of the house without timely repair, or changes the nature and use of the house.

8.2.3 Party B uses the house to store dangerous goods or carry out illegal activities.

8.2.4 If the contract is cancelled in advance due to the reasons of Party B.

8.2.5 Party B fails to pay the rent as stipulated in this contract, and overdue payment of five-thousandths of the total amount of the rent owed as a late fee. If the rent is not paid within 10 days after the deadline, Party B will automatically cancel the rent. Party A has the right to recover the house without refunding the deposit paid by Party B. If the deposit is not enough to pay the economic losses caused to Party A, Party A may recover from Party B.

8.3 Termination of contract

8.3.1 The lease term expires.

8.3.2 One party enters bankruptcy, liquidation, dissolution or any similar procedure.

8.3.3 All the assets required by one party to perform this contract or important parts of the assets are seized, embargoed or expropriated. If the above-mentioned problems occur to Party A, Party A will return the entire lease mortgage of Party B and bear the losses suffered by Party B.

8.4 If either party A or B terminates the contract in advance, they must notify the other party one month in advance and bear the corresponding liability for breach of contract.

9. Disclaimer

9.1 “Force majeure events” refers to objective conditions that cannot be foreseen, unavoidable, and insurmountable, such as natural disasters, government actions, or social abnormalities. If a party fails to perform its obligations under this contract due to a force majeure event, that party shall notify the other party in writing within ten days of the force majeure event, and both parties shall do their utmost to reduce losses. If a force majeure event occurs, one party does not need to be liable for failure to perform or lose, and such performance failure and delay shall not be regarded as a breach of contract. The party claiming that it has lost its ability to perform due to force majeure events shall take appropriate measures to minimize or eliminate the effects of force majeure events, and try to resume performing its obligations affected by the force majeure event within the shortest possible time.

9.2 If the contract is terminated due to the above reasons, the rent will be calculated according to the actual time used, and if it is less than a full month, it will be calculated on a daily basis.

10. Dispute Resolution

10.1 If there is a dispute due to the performance of this contract, both parties A and B shall resolve it through negotiation; if the negotiation fails, a lawsuit shall be filed with the people’s court where the property is located.

10.2 During the settlement of the dispute, both parties shall continue to execute this contract in all other respects.

11. Other conventions

11.1 For matters not covered in this contract, supplementary clauses can be concluded after consultation between both parties A and B; supplementary clauses and annexes are both integral parts of this contract and have the same legal effect as this contract.

11.1.1 Due to Party A’s premature termination of the contract, Party B shall remove his belongings from the house in a timely manner; if he does not move within 30 days of the due date, Party B shall be deemed to have waived the ownership of the articles and Party A shall have the right to dispose of it himself.

11.2 The conclusion, validity, interpretation, execution, revision and termination of this contract are protected by the officially promulgated Chinese laws and regulations.

11.3 This contract is made in triplicate, Party A and Party B each hold one, Party C holds one copy as the basis for collecting agency fees from Party A, and as a witness for both Party A and B.

11.4 This contract is signed in Chinese.

11.5 After the lease of this house expires, this contract will naturally terminate.

12. Additional Terms

The lease term of this contract is from April 1st 2022 to March 31st 2023 , and the rent price within the lease term will not increase or decrease. Rent has already paid up to September 30th 2022.

Party A (signature):		Party B (seal):
/s/ Wang Tao	/s/ Wang Yong	/s/ Beijing Infobird Software Co. Ltd
Wang Tao	Wang yong	(seal of Beijing Infobird Software Co. Ltd)

Party A authorized agent (signature):		Party B authorized agent (signature):

This contract was signed on September 27th, 2022 in Beijing, China